

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2024

Xianchang Ma
Chief Executive Officer and Chief Financial Officer
Tengjun Biotechnology Corp.
East Jinze Road and South Huimin Road
Food Industry Economic and Technology Development District
Jianxiang County, Jining City
Shandong Province, China

     Re: Tengjun Biotechnology Corp.
         Form 10-K for the Year Ended December 31, 2022
         File No. 333-169397

Dear Xianchang Ma:

We issued comments on the above captioned filing on July 21, 2023. On January 25, 2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Huan Lou, Esq.